February 3, 2012

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

Re:         WNC Housing Tax Credit Fund VI, L.P., Series 7
Form 10-K
Filed June 28, 2011
File No. 000-32395

Dear Mr. Gordon:

The registrant is in receipt of your letter to me dated January 24, 2012, respecting the above-referenced registrant (the “Partnership”).

Our response to the comment included in your letter is set forth below, numbered to correspond to the numbered comment in your letter.  References to “the 10-K” are to the above-referenced Annual Report on Form 10-K:

1.
This will confirm that all audit reports upon which our principal auditor relied have been included in the 10-K.  These reports relate to the United Development Co., L.P.-2000 and Red Oaks Estates, L.P. subsidiaries.  The reconciliation requested  is set forth below:

Net Investments:	3/31/2011	3/31/2010

United Development L. P., 2000	$ -	$ 672,067

Red Oaks Estates, L.P.	$ -	$ 6,138

Total:	$ -	$ 678,205
Amount per opinion	$ -	$ 678,205

Net Losses:	3/31/2011	3/31/2010	3/31/2009

United Development L. P., 2000	$ -	$ (88,711)	$ (125,449)

Red Oaks Estates, L.P.	$ -	$ (16,591)	$ (22,565)

Total:	$ -	$ (105,302)	$ (148,014)
Amount per opinion	$ -	$ (105,302)	$ (148,014)

Mr. Daniel L. Gordon
February 3, 2012

*****

In connection with the foregoing, the Partnership hereby acknowledges that:

-	The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (714) 662-5565, extension 171.

Very truly yours,

/s/Melanie R. Wenk
Melanie R. Wenk
Vice President - Chief Financial Officer,
WNC & Associates, Inc.

cc:           Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Paul G. Dannhauser, Esq.